Exhibit 17.1

August 5th, 2012

Greg Zahn
First Trinity Financial Corp
7633 East 63rd Place, Suite 230
Tulsa, OK  74133

Dear Greg:

I am writing to inform you that effective August 5th at the conclusion of the telephonic board meeting I am resigning from the Board of Directors of First Trinity Financial Corporation at your insistence.

First Trinity has experienced great success during our tenure together in growing to its current position and I have enjoyed that experience.

I have always believed that as a board member and initial investor who encouraged others to invest in a start-up company that I had a special obligation to the Oklahoma friends, relatives and business associates that bought stock and gave us the capital to make this success a possibility.  This is why I so vehemently wanted to complete my current term on the board.

The stockholders of First Trinity deserve a Chairman/CEO and board that are accountable and honest. I cannot in good conscious believe this is occurring due to the situation regarding the untruths that were perpetuated regarding the sale of my stock and your fabrication that I had left the board when that was not my intention.

In addition, your refusal to adhere to “Best Business Practices” and suggestions from regulators that the CEO and Chairman of the Board positions be separate is both confusing and troubling to me. This combined with the questionable resale of director’s offering priced stock back to you that was hidden from your divorce proceedings and other questionable filing practices create a liability that I and other board members should not be subject to.

This company has a lot positive going for it and great potential but only if it retains good business ethics and the conservative philosophy that got us to this point.

I wish you, the board and the stockholders of First Trinity Financial Corporation the greatest success in the future.

Sincerely,

Shannon Young